

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3233</u>

January 31, 2019

<u>Via E-mail</u>
Laurence J. Pino, Chief Executive Officer
Tuscan Gardens Senior Living Communities, Inc.
189 Orange Ave, Suite 1650
Orlando, FL 32801

> **Re: Tuscan Gardens Senior Living Communities, Inc.**
> **Amendment No. 4 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted December 19, 2018**
> **CIK No. 0001746666**

Dear Mr. Pino:

We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated December 17, 2018. We note the revised disclosure on pages 3 and 23. Please revise to remove references to the company's reliance on an exemption and state, if true, that the company intends to conduct its operations so that neither the company, nor any of its subsidiaries, will meet the definition of investment company under Section 3(a)(1) of the Investment Company Act and, accordingly, neither the company nor any of its subsidiaries intend to register as an investment company under that Act.

       With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. You may contact Isaac Esquivel at (202) 551-3395 or Kevin Woody, Accounting Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any other questions.

                                          Sincerely,

                                          /s/ Jennifer Gowetski

                                          Jennifer Gowetski
                                          Senior Counsel
                                          Office of Real Estate & Commodities